MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, Ontario L4W 4V9 Canada www.mdsinc.com	Tel: 416-675-7661

June 5, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

File No. 001-15016

Dear Mr. Rosenberg:

MDS Inc. (“the Company”) acknowledges the receipt of your comment letter dated May 22, 2007 regarding the Form 40-F for fiscal year ended October 31, 2006 filed on January 26, 2007.

MDS Inc.’s Response

Critical accounting policies and estimates – Revenue recognition

We have reviewed your examples of descriptive inconsistencies between our discussion of revenue recognition practices in the 2006 management discussion and analysis (MD&A) and those included in the accounting policy note to the 2006 consolidated financial statements. As requested, we have prepared and attached hereto as Exhibit 1, a revised MD&A section that conforms the MD&A disclosure so that it is consistent with the notes to the consolidated financial statements. We have also included as Exhibit 2 a version that highlights the changes we have made. To help alleviate any potential for confusion for the readers of our statements, we confirm that our future filings will not include such inconsistencies between the financial statement notes and the MD&A.

In response to the specific examples raised in your letter, we provide the following information:

♦
Our accounting policy provides, among other things, that product revenue is recognized at the time that titles passes to the buyer. This disclosure is included in both the financial statement note and the MD&A. The disclosure in our financial statement note correctly states that the majority of product revenue is recognized when shipped under terms that transfer title to customers at the time of shipment. A minority of our customer contracts specify that title transfer occurs at the time of delivery, and in these cases, revenue is recognized at delivery. The amount of revenue recognized at the time of delivery is much less significant than that recognized at shipment.

The statement in our MD&A noting that the majority of products are shipped under terms that transfer title at either the shipment or delivery time, while technically accurate, does not specifically address the revenue recognition policy. In order to eliminate any confusion that may arise from the use of different language, we propose to change the wording in the MD&A to conform to that used in the financial statement note.

♦
We propose to remove the reference in the MD&A related to the requirement for customer acceptance. As discussed in our letter dated April 18, 2007, the amount of revenue subject to these provisions is minimal. Prior to recording revenue on such transactions we determine that the criteria for customer acceptance are objectively verifiable, resulting in no uncertainty that they will be met.

♦
Our recognition of revenue on long-term contracts is based on a percentage-of-completion measure where the stage of completion is determined based on the outputs required by the terms of the contract. Our disclosure in the accounting policy note is an accurate reflection of this policy. Our disclosure in the MD&A was intended to indicate that the nature of the contracts is such that the stage of completion and the incurrence of costs are closely aligned, but we agree with your observation that, as written, the MD&A disclosure can be interpreted to mean that costs are used to measure the stage of completion. We propose to rewrite the MD&A description to clarify this point.

 In connection with this response, we acknowledge the following:

♦	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
♦	Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
♦	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to contact us.

Sincerely,

MDS Inc.

/s/ Douglas S. Prince

Douglas S. Prince
Executive Vice-President Finance and Chief Financial Officer
MDS Inc.

Exhibit 1 – Response to SEC follow-up letter dated May 22, 2007
Proposed revised MD&A section on revenue recognition accounting policy

Revenue recognition
MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes, are sold on terms that require our customers to take ownership of goods upon shipment.  Revenue is recognized on these transactions at the time title passes to the buyer.  Product returns, exchanges and warranty obligations are insignificant in our product-based businesses. A minority of our customer contracts specify that title transfer occurs at the time of delivery, and in these cases, revenue is recognized at delivery. The amount of revenue recognized at the time of delivery is much less significant than that recognized at shipment.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer.  The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, determined on a proportional performance basis using output as a measure of performance. .  To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion.  The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates.  If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position.  Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made.  This review also considers the recoverability of all amounts recorded as unbilled revenue.  If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services.  The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.

Exhibit 2 – Response to SEC follow-up letter dated May 22, 2007
Proposed revised MD&A section on revenue recognition accounting policy showing changes from 2006 40-F version

Revenue recognition
MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes, are sold on terms that require our customers to take ownership of goods upon ~~either~~ shipment ~~or delivery~~.  Revenue is recognized on these transactions at the time title passes to the buyer.  Product returns, exchanges and warranty obligations are insignificant in our product-based businesses. A minority of our customer contracts specify that title transfer occurs at the time of delivery, and in these cases, revenue is recognized at delivery. The amount of revenue recognized at the time of delivery is much less significant than that recognized at shipment.

~~Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers.  Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms which identify when the title has passed to the customer.~~

~~Full revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs.  Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.~~

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer.  The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, ~~usually~~ determined on a proportional performance basis using output as a measure of performance ~~pro rata as costs are incurred~~.  To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion.  The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates.  If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position.  Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made.  This review also considers the recoverability of all amounts recorded as unbilled revenue.  If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services.  The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.